SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)*

                        Overseas Shipholding Group, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    690368105
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 221,900 shares, which constitutes approximately 0.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 33,672,297 shares of Stock outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 221,900 (1)

Number of Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting           9.   Sole Dispositive Power: 221,900 (1)
Person
With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     221,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.7%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 221,900 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 221,900 (1)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     221,900 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.7%

14.  Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole director of Keystone, Inc.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 26, 1998, as amended by Amendment No. 1 dated April 17, 1998, Amendment No. 2 dated July 6, 1998, Amendment No. 3 dated August 3, 1998, Amendment No. 4 dated September 3, 1998, Amendment No. 5 dated October 15, 1998, Amendment No. 6 dated November 17, 1998, Amendment No. 7 dated September 14, 1999 and Amendment No. 8 dated September 23, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Overseas Shipholding Group, Inc.

Item 1.  SECURITY AND ISSUER.

     No material change.

Item 2.  IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     Not Applicable

Item 4.  PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     KEYSTONE

     The   aggregate   number  of  shares  of  the  Stock  that  Keystone   owns
beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 221,900, which constitutes approximately 0.7% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 221,900 shares of Stock, which constitutes approximately 0.7% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

     (b)

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 221,900 shares of the Stock.

     R. BASS

     As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 221,900 shares of the Stock.

     (c) During the past 60 days, the Reporting Persons have sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

 REPORTING             NO. OF UNITS   PRICE PER
 PERSON         DATE         SOLD          UNIT

Keystone       01/26/00     100,000        $16.20
Keystone       01/27/00      47,500         15.35
Keystone       01/28/00       7,900         15.50
Keystone       01/31/00      11,900         15.08
Keystone       02/01/00      50,100         14.55
Keystone       02/02/00      22,500         14.50
Keystone       02/03/00   1,222,400         13.85
Keystone       02/04/00      62,000         14.47
Keystone       02/07/00      95,000         14.95

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) On February 3, 2000, the Reporting Persons ceased to be the beneficial owner of 5% or more of the Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii) filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED: February 7, 2000


                                  /s/ W.R. Cotham
                                  W.R. Cotham,

                                  Attorney-in-Fact for:

                                  ROBERT M. BASS (1)


                                  KEYSTONE, INC.


                                  By:  /s/ W.R. Cotham
                                   W.R. Cotham,
                                   Vice President


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.